UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40310

INNOVIZ TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

Innoviz Technologies Campus

5 Uri Ariav Street, Bldg. C

Nitzba 300, Rosh HaAin, Israel

 (Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

This Form 6-K/A amends the Report on Form 6-K originally filed with the Securities and Exchange Commission on August 14, 2026 (the “Original 6-K”). This amendment is being filed solely to refile a revised proxy card (Exhibit 99.2) due to typographical errors contained in the proxy card filed with the Original 6-K. Other than the refiling of the revised proxy card, no other changes have been made to the Original 6-K.

Annual General Meeting

Innoviz Technologies Ltd. (the “Company”) hereby furnishes the following document in connection with the Company’s Annual General Meeting of Shareholders scheduled to be held on September 16, 2026:

Exhibit No.	Description

99.2	Proxy Card for the Annual General Meeting of Shareholders of the Company to be held on September 16, 2026

This Report on Form 6-K/A and related exhibit are incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-265170 and 333-289554) and Form S-8 (File Nos. 333-255511, 333-265169, 333-270416, 333-277852, 333-285758 and 333-292573) and shall be a part thereof from the date on which this Form 6-K/A is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innoviz Technologies Ltd.

By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer

Date: August 17, 2026

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